Simpson Thacher & Bartlett LLP

900 G STREET NW

WASHINGTON, DC 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number 202-636-5592	E-mail Address Steven.Grigoriou@stblaw.com

June 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: David P. Mathews

Re:	Franklin BSP Real Estate Debt BDC

Registration Statement on Form 10 (File No. 000-56653)

Dear Mr. Mathews:

On behalf of Franklin BSP Real Estate Debt BDC (the “Company”), we hereby transmit for filing to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) a response to an oral comment received from the Staff on June 20, 2024, regarding Amendment No. 1 to the Company’s registration statement on Form 10, filed with the SEC on June 13, 2024 (the “Registration Statement”).

For convenience of reference, the comment of the Staff has been reproduced herein. We have discussed the Staff’s comment with representatives of the Company. The Company’s response to the Staff’s comment is set out immediately under the reproduced comment. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

1.

Comment: With respect to the Custodian and the new Custodial Agreement attached as an exhibit to the Registration Statement, we note that the Company’s wholly-owned subsidiary is party to the Custodial Agreement and not the Company itself. Please clarify in correspondence whether this means that all investments will be made through the Company’s wholly-owned subsidiary.

Response: The Company respectfully advises that its wholly-owned subsidiary is party to the Custodial Agreement and not the Company itself because the Company intends to enter into a credit facility with its wholly-owned subsidiary as the borrower. The Company confirms that, to the extent investments are made outside of its wholly-owned subsidiary, the Company will enter into a custody agreement itself and will file such custody agreement with the SEC as an exhibit to its periodic reports under the Securities Exchange Act of 1934, as amended.

Securities and Exchange Commission	June 26, 2024

Please call Rajib Chanda at 202-636-5543 or me at 202-636-5592 with any questions you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Jay Williamson, Securities and Exchange Commission

Christina DiAngelo Fettig, Securities and Exchange Commission

Richard J. Byrne, Franklin BSP Real Estate Debt BDC

Shirley Hambelton, Franklin BSP Real Estate Debt BDC

Rajib Chanda, Simpson Thacher & Bartlett LLP

Benjamin Wells, Simpson Thacher & Bartlett LLP

Ryan Bekkerus, Simpson Thacher & Bartlett LLP